

Advantage Announces Non-core Asset Disposition Process
to Simplify Corporation and Facilitate Monetization of Glacier

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, August 22, 2012 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") (TSX/NYSE: AAV) announces that it has engaged RBC Capital Markets to market for sale all of the Corporation's non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. (TSX: LNV).

As previously disclosed the Corporation will continue to execute on its middle Montney delineation program during the second half of 2012 to more broadly establish the natural gas and NGL production potential in the middle Montney across the Corporation's land base at Glacier. The Corporation expects to be in a position to engage a financial advisor and initiate a strategic alternatives process by the end of 2012 to consider among other transactions the sale of Glacier subject to completion of the ongoing middle Montney delineation.

Advantage's Board of Directors (the "Board") believes that undertaking the non-core asset disposition process at this time is in the best interests of the Corporation's shareholders. The Board believes that its core Glacier asset is materially undervalued in the context of the Corporation's current market valuation and that disposing of non-core assets will simplify the Corporation leading to a greater appreciation of its core Glacier asset as well as generate proceeds that may be used for debt repayment, special dividends or otherwise deployed to enhance shareholder value as the Board may determine appropriate.

The Board remains committed to shareholder value maximization and thanks shareholders for their support.

It is the Corporation's current intention not to disclose developments with respect to this process until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken the terms or timing of any such transactions.

Non-core Asset Disposition

The non-core assets produced a total of approximately 6,700 boe/d (81% gas and 19% oil and NGL) during the first half of 2012 and had 34.2 mmboe of proved plus probable reserves as at December 31, 2011. A description of the key areas is as follows:

West Central Alberta

Willesden Green (Open Lake), Alberta

The Willesden Green property is located approximately 35 kilometres north of the Town of Rocky Mountain House. There are two principal areas in this property, being the Jurassic Rock Creek gas play on the east side of the property and the Cretaceous Ostracode/Glauconite oil on the north side of the property. 3D seismic is used to explore for this porosity and a number of future targets have been identified. The Ostracode is developed in a linear sand bar and produces 39° API oil. This pool is being evaluated for potential water injection pressure maintenance. Additional drilling targeting both the Second White Specks and Glauconite is being evaluated. Production from this property in the first half of 2012 averaged 696 boe/d.

The December 31, 2011 Sproule Report assigns 3.4 bcf of gross proved natural gas reserves and 505 Mbbls of gross proved crude oil and NGL reserves to the Willesden Green property. In addition, 1.6 bcf of gross probable natural gas reserves and 225 Mbbls of gross probable crude oil and NGL reserves have been assigned to this property.

Brazeau-Ferrier, Alberta

The Brazeau-Ferrier area is located between 50 and 80 kilometres west of the town of Drayton Valley. The property produces sour light oil and natural gas from Devonian aged Nisku pinnacle reefs. The majority of the production is from a non-operated 50% working interest in the Nisku C, D and E pools. Additional gas production occurs from several non-operated Rock Creek, Basal Quartz and Notikewin pools.

In the southern part of this area Advantage has acquired 6.75 sections (100% net) for Cretaceous Belly River and Notikewin Formation natural gas. 3D seismic has been acquired and locations are being evaluated as vertical drill targets in the Belly River. The acreage is being reviewed for the potential to drill a horizontal multi-stage frac well in the Notikewin Formation. Production from this property in the first half of 2012 averaged 572 boe/d.

The Sproule Report assigns 5.1 bcf of gross proved natural gas reserves and 445 Mbbls of gross proved crude oil and NGL reserves to the Brazeau River area. In addition, 1.9 bcf of gross probable natural gas reserves and 210 Mbbls of gross probable crude oil and NGL reserves have been assigned to this area.

Northeast and East Central Alberta

Chigwell and Oberlin (Nevis), Alberta

Advantage has two coal bed methane (**"CBM"**) fields in the Chigwell and Oberlin (Nevis) areas of Alberta which produce natural gas from Horseshoe Canyon Formation coal beds and adjacent associated sandstones. These fields lie approximately 60 kilometers northeast and east of the City of Red Deer respectively. The wells on these fields are completed on a commingled basis in multiple layers of individual coals which range in thickness from 1 to 3 meters along with associated and adjacent gas charged sandstones. The fields are for the most part developed on the basis of 4 vertical wells per section. These wells are shallow with completed intervals ranging between 150 and 550 meters in depth. The wells are connected with low pressure gathering system to central compression facilities which allows the fields to be drawn down to very low operating pressure of between 35 and 70 kpa. Advantage operates the Oberlin property with 31 gross and 24.5 net sections. The Chigwell property is a combination of operated and non-operated with a wide range of working interests across 27.5 gross (11.25 net) sections. Production from this property in the first half of 2012 averaged 1,215 boe/d.

The December 31, 2011 Sproule Report assigns 20.1 bcf of gross proved natural gas reserves to these CBM properties. In addition, 7.7 bcf of gross probable natural gas reserves have been assigned to this area.

Northeastern Shallow Gas

Advantage has shallow gas properties located in the eastern side of Alberta, including the Wainwright property, which is located north of the town of Wainwright, and the Tweedie and Cache properties which are located west of the town of Bonnyville. These properties produce from multiple horizons generally all at depths of 750 meters or less. The principal producing intervals are Cretaceous Mannville Formation sands,

Viking Formation sands and Second White Specks sands and silts. Production from this property in the first half of 2012 averaged 687 boe/d.

The December 31, 2011 Sproule Report assigns 10.5 bcf of gross proved natural gas reserves and 6.2 Mbbls of gross proved crude oil and NGL reserves to these fields. In addition, 2.8 bcf of gross probable natural gas reserves and 4.8 Mbbls of gross probable crude oil and NGL reserves have been assigned.

Southern Alberta

Lookout Butte, Alberta

The Lookout Butte property is located approximately 90 kilometres southwest of Lethbridge. Production occurs primarily from the Mississippian Rundle Formation where natural gas has been trapped in a foothills over thrust structure in front of Waterton Park. Advantage has a 100% working interest in the Rundle gas production. Production began in 1963 and production decline is low at approximately 12% per year. A well drilled in 2004 in the southern portion of the pool when shut in exhibits significant pressure recharge from undrained reserves beneath adjacent Waterton and Glacier National parks. The property includes a 100% operated working interest plant and associated gas gathering system which dehydrates the gas before final processing at Shell's Waterton gas plant. Production from this property in the first half of 2012 averaged 836 boe/d.

The December 31, 2011 Sproule Report assigns 24.3 bcf of gross proved natural gas reserves and 80.7 Mbbls of gross proved crude oil and NGL reserves to Lookout Butte. In addition, 13.0 bcf of gross probable natural gas reserves and 87.4 Mbbls of gross probable crude oil and NGL reserves have been assigned to this property.

Medicine Hat, Alberta

The Medicine Hat property lies 20 kilometres northeast of the City of Medicine Hat in the heart of the south-eastern shallow gas area. Advantage has a 100% working interest in 24 sections of land from where production is taken from all of the main shallow gas producing formations including the Medicine Hat "A", "C" and "D" sands, as well as both the Upper and Lower Milk River sands. These sands occur at approximately 500 metres of depth and have very large in place reserves with a long production life. These reservoirs consist of low permeability strata, requiring fracture stimulation to enhance and induce productivity. The wells are gathered by an extensive network of low pressure pipelines which feed into large central gas compression facilities. Production from this property in the first half of 2012 averaged 890 boe/d.

The December 31, 2011 Sproule Report assigns 17.0 bcf of gross proved natural gas reserves to the Medicine Hat property. In addition, 14.0 bcf of gross probable natural gas reserves have been assigned to this property.

For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com


Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things the effect of commodity prices on the Corporation's financial condition and performance and future plans; expected production from the Glacier area and for the Corporation as a whole; projected royalty rates; projected operating expense and capital expenditures; our future operating and financial results; supply and demand for crude oil and natural gas; projections of market prices and costs; the Corporation's drilling and completion plans; plans for development of the Middle Montney; the Corporation's business strategy and it plans for its assets; and the Corporation's expectations regarding its ability to protect Advantage's business in the current industry and economic environment. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; the intended use of the net proceeds of any disposition of non-core assets might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.